January 13, 2009

VIA EDGAR and Facsimile
Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:   Desert Capital REIT, Inc.
Form 10-K and 10-K/A for the year ended 12/31/2007
Filed on 3/31/2008 and 4/14/2008
File No.  000-51344

Dear Mr. Bonilla:

Set forth below are the responses of Desert Capital REIT, Inc. (“Desert Capital” or the “Company”) to the Commission’s comment letter dated December 18, 2008.

For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments in bold font.

Form 10-K filed March 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Taxable Income, page 25 and Adjusted Earnings, page 26

1.
Please explain to us the difference between the non-GAAP financial measures presented on page 26 (Adjusted Earnings) and page 25 (Taxable Income).  It is unclear why you have presented the measure Adjusted Earnings as it appears this measure is presented for the same purpose as REIT Taxable Income (i.e. the determination of distributable earnings).  Please advise.

We present Taxable Income as this is generally the measure upon which dividends paid to shareholders are calculated and we believe it to be meaningful for REIT investors.

Regarding our disclosure of Adjusted Earnings, as we stated in our Form 10-K, we believed at the time that the presentation was meaningful to investors due to the significant non-cash items that were recorded on the income statement during 2007.  Specifically, during the fourth quarter of 2007, the real estate market experienced a significant downturn.  After a detailed review of our assets it was determined that certain of our assets were impaired and we recorded a significant charge to earnings.  At the time, we believed the provision for loan losses and the impairment on investments were not recurring items, and that the market would experience a recovery.  This belief was based, in part, on the fact that since inception, the Company had not experienced material loan or investment impairments.  Our impairment analysis during the fourth quarter was thorough, and we did not believe at the time that we would have further impairments in future quarterly reporting periods.  However, as time passed, market conditions continued to deteriorate and our impairment analysis in the first, second and third quarters of 2008 resulted in additional charges to our earnings.  Given the benefit of hindsight, we now realize that the non-cash impairment charge taken in the fourth quarter of 2007 was not a non-recurring item.  In future filings, we will not present Adjusted Earnings.

2.
Since you use Adjusted Earnings to evaluate performance, tell us how each of your adjustments to net income are in compliance with Item l0(e)(ii)(B) of Regulation S-K.  Explain to us how your presentation meets all the disclosure requirements of Question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Lastly, you state this measure shows adjustments that do not impact your daily operations.  Since you are in the business of investing in mortgage loans, it is unclear why such items as provision for loan losses, impairment on investments, etc. would not be material to an investor in assessing your performance.

Please see response to Comment 1.

Item 9A - Controls and Procedures. page 52

3.	Please explain to us in greater detail the nature of the material weakness identified in your disclosure and the impact the material weakness had on the financial statements.

During the course of the annual audit of the Company’s financial statements, it was noted that we had not accounted for two transactions in accordance with GAAP.  Specifically, upon the sale of our subsidiary, Consolidated Mortgage, LLC (“CM”), to Sandstone Equity Investors, LLC (“Sandstone”), we included in the calculation of gain on sale a contingent receivable of $8.25 million. An adjustment was made to remove the contingent receivable from the financial statements and record a corresponding reduction in the gain on sale of $8.25 million prior to filing the Form 10-K.  In addition, we failed to properly follow SFAS 114 in calculating the present value of expected future cash flows in a troubled debt restructuring. Upon discovery, the proper calculation was performed and an additional provision for loan losses of $1.28 million was recorded.  The combined impact of these two items on our financial statements was approximately $9.5 million and was considered material.

Form 10-K/A 1 filed April 14, 2008

Note 3 - Mortgage Investments, page 9

4.	Tell us what consideration was given to showing the amount of your provision for loan losses segregated by loan type.

We presented the provision for loan losses in total and by performing and non-performing loans.  In future filings we will also present the additional disclosure of provision for loan losses by loan type.  Below is such information for December 31, 2007.

	December 31, 2007
Loan Type	Number of Loans	Principal Balance	Allowance for Loan Losses	Net Balance	Weighted Average Interest Rate	Portfolio Percentage
Acquisition and development loans	64	$107,598,051	$23,010,471	$84,587,580	13.29%	75.00%
Construction loans	31	17,665,105	2,053,659	15,611,446	13.02%	12.31%
Commercial property loans	4	18,198,900	380,000	17,818,900	14.10%	12.69%
Total	99	$143,462,056	$25,444,130	$118,017,926	13.37%	100.00%

Note 5 - Commitments and Related Parties, page 12

5.
We note that you sold a nonperforming loan to a related party, provided 100% financing on the sale, and recognized no gain or loss on the sale. Please explain to us the terms of the sale and financing, including any recourse provisions. Also, tell us whether any impairment was recognized on the loan before the sale and the basis for your determination.

On August 23, 2005, Desert Capital (“Lender”) entered into a promissory note with JSR Nevada LLC (“Borrower”), an unrelated third party, for the principal amount of $1,960,000, with an interest rate of 12.5% per annum and a maturity date of June 1, 2006.  The funds were used by the Borrower to acquire approximately 5 acres of vacant land, which was the collateral for the loan.  At the maturity date, the Borrower was unable to make payment on the loan and therefore defaulted.  Desert Capital continued to work with the Borrower as it evaluated various resolutions; however, in late 2007, Desert Capital determined that its best course of action was to begin the process to foreclose on the property.  At the same time, a related party expressed interest in buying the loan from Desert Capital.  CM Equity, LLC is in the business of investing in real estate with the purpose of capital growth.  On November 19, 2007, Desert Capital entered into an Assumption/Carry-back Agreement with CM Equity whereby CM Equity assumed the primary and principal obligations of the original Borrower under the loan documents and agreed to repay the Lender (Desert Capital) the unpaid balance of the note ($1,960,000) plus interest at the rate of 8.25% per annum plus origination and servicing fees of 1% of the unpaid principal balance of the loan every six months through the maturity date of November 19, 2009.  In January 2008, the foreclosure process was completed and CM Equity received title to the property, subject to its promissory note with Desert Capital.

Prior to the sale of the note to CM Equity, Desert Capital did not recognize an impairment on the loan.  Although the loan was non-performing prior to the sale, the collateral value of the property was determined to be sufficient to cover the principal balance, accrued interest and carrying costs.

Note 6 - Acquisitions and Divestitures, page 13

6.
We note your disclosures in the 2008 Forms 10-Q that indicate that Consolidated Mortgage (“CM”) is not presented as discontinued operations, because CM continues to originate and service loans for you and shares certain members of your management team.  Please explain to us how the continuing activities, cash flows and sharing of management team between both entities after the disposal transaction meet the nature and significance criterion of EITF 03-13 for not presenting discontinued operations.

Paragraph 42 of Statement 144 states that:
The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

EITF 03-13 considered two issues related to this paragraph:
Issue 1—How an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity.
Issue 2—The types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component.

With regard to Issue 1, the Company considered that it will receive no direct cash flows from CM.  Indirect cash flows are expected in the form of fees and income to be generated by Desert Capital on loans that it funds after origination by CM.  The conclusion however was that the operations and cash flows of CM were eliminated from Desert Capital and therefore the criterion in paragraph 42(a) of FAS 144 was considered met.

With regard to Issue 2, the Company had to apply considerable judgment to arrive at its conclusion.  The following criteria were evaluated in determining the nature and significance of Desert Capital’s continuing involvement with CM:
•	CM has been the sole loan originator for Desert Capital and continues to be so after the sale. Since inception, CM has originated over $300 million in loans for Desert Capital.
•
Desert Capital’s  receipt of the $8.25 million contingent installment payment from CM is payable from the fees generated by CM on loans originated by CM and funded by Desert Capital, which provides an incentive for Desert Capital to continue to purchase loans from CM.

•	Desert Capital has a contractual right of first refusal agreement with CM for all loans originated by CM.
•	Desert Capital (seller) has an advisory agreement with Sandstone (buyer). The management fee calculation is based on average invested assets and resulted in a fee of $1.6 million during 2007.
•	Members of the management team of Desert Capital are also members of management of CM and Sandstone.

EITF 03-13 states that the “Task Force reached a consensus on Issue 2 that continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component.”   Desert Capital considered this and, given that Desert Capital was the largest customer for loans originated by CM and the two entities shared common management, the Company believed that it has some ability to influence the operating policies of the disposed component (CM). As a result, in management’s judgment, we believed there to be sufficient continuing involvement with CM that the sale of the entity should not be disclosed as discontinued operations.

7.	Please explain to us how you considered the guidance in SAB Topic 5:E in your determination of whether a sale occurred and recognition of gain was appropriate.

In assessing the accounting treatment for the sale of CM, we considered the guidance in SAB Topic 5:E.  Specifically, we documented the following:

•	There was a legal transfer of ownership. All employees employed by CM continued to be employed by CM after the sale and did not remain with the seller.
•	The buyer made a significant investment in the business of $4.5 million in the form of cash and securities. This amounted to approximately 22.5% of the total consideration of $20 million.
•
Repayment of the debt, which constitutes the principal consideration in the transaction, is dependent on future successful operations of the business.  CM has an operating history of approximately 30 years and has been a profitable business.  At the time of entering into the $15.5 million promissory note as partial consideration for the purchase of the business, there were no indications that CM would be unable to meet its payment obligations, and the Company concluded that collection of the full sale price was reasonably assured.

•
There was no continued necessity for debt or contract performance guarantees on behalf of the business by the seller.  As noted above, historically, Desert Capital has acquired its loans from CM and has a first right of refusal agreement in place for the purchase of such loans.  We note for the staff that CM originates and services loans for a number of other investors.  At December 31, 2007, CM was servicing a portfolio totaling approximately $500 million, of which $350 million was for investors other than Desert Capital.  During 2008, CM originated loans totaling $43.7 million, of which Desert Capital purchased $10.5 million, which is further evidence that Desert Capital is not required to support CM.

In further assessing the gain recognition on the sale, we looked at the guidance provided by SAB Topic 5:U.  Specifically, we addressed the following:

•
Have the assets or operations sold historically produced cash flows from operation that would be sufficient to fund future debt service?  CM has been in business for approximately 30 years and has historically been profitable.  Cash flows are generated from loan origination and servicing fees, and in economically depressed times, fees are generated from the execution of resolution strategies on behalf of the investors.

•
Does the Buyer lack sufficient equity other than that provided by the registrant?  The buyer of CM was Sandstone, which was originally capitalized with $7.5 million of cash and securities.  Additionally, Sandstone is the external advisor for Desert Capital, and earns contractual fees for such services.

•	Are there contingent liabilities of the registrant that require the registrant to infuse cash into the Buyer? Desert Capital has no obligation to continue to fund CM.

After consideration of the transaction, including these items as outlined by SAB Topic 5:E and 5:U, it was management’s judgment that gain recognition was appropriate.

8.
We note on page four of the Form l0-K that the value assigned to your common stock received in the transaction was based on your then current offering price at the time of the transaction.  Given that no trading market has ever existed for your common stock, please clarify how you determined that your then current offering price was a valid indicator of its fair value.  In your response, please tell us the date, volume, counterparties and terms of your sales of common stock on which you based your valuation.

Because no trading market has ever existed for the Company’s common stock, when accounting for the sale of CM, we had to ascribe a value to the Company’s common stock that we received as part of the consideration.  We ascribed the current offering price to the received shares because in the absence of a trading market, the offering price, the price which investors were then paying to purchase our shares, appeared to be an appropriate indicator of value.  We did not base this conclusion on any particular transaction, but on the general terms under which we were conducting our offering at the time.  During the period January 1, 2007 through October 31, 2007, Desert Capital sold 1.8 million shares of its common stock to investors for $15 per share.  We believed this to be a valid indicator of the fair value of the common stock received in the sale of CM.

9.	Please clarify whether or not you have obtained independent valuations of the assets exchanged, contemporaneous with the transaction, that substantiate their value.

In connection with the transaction, the Company’s board of directors formed a special committee of independent directors to evaluate the transaction.  In evaluating the purchase price for CM, the Special Committee of the Company’s board of directors obtained an opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an independent financial advisor retained by Desert Capital on behalf of the Special Committee, that the consideration to be received by Desert Capital in the sale was fair to the Company from a financial point of view.  The opinion was dated November 14, 2007, and the transaction closed November 21, 2007.  Reference to this opinion is made on page four of the Form 10-K.

10.
Please tell us whether the termination of the prior advisory and management agreements had an accounting consequence and the basis for your determination.  In your response, please explain the termination provisions of the terminated agreements and how you considered them in your determination.

The termination of the prior advisory agreement with Burton Management Co., Ltd. and the management agreement with ARJ Management did not have any accounting consequence. The terms of the advisory agreement provided that it was terminable without cause upon 60 days notice by either Burton or the Company upon the vote of a majority of the directors who are not affiliated with the advisor.  In connection with the sale of CM, Burton and the Company each effectively waived the notice provision, and mutually terminated the advisory agreement as of November 21, 2007, pursuant to an agreement providing that all further rights and obligations of the parties thereunder were terminated without liability to any party.  In connection with the sale of CM, the management agreement between CM and ARJ Management was mutually terminated by the parties thereto as of November 21, 2007, in an agreement providing that all further rights and obligations of the parties thereunder were terminated without liability to any party.  Desert Capital was not a party to the management agreement with ARJ Management.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (702) 739-9090.

Sincerely,

/s/Stacy M. Riffe
Stacy M. Riffe
Chief Financial Officer